SCHEDULE 14A
(Rule 14A-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14a INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No.   )

Filed by the registrant   ☒

Filed by a party other than the registrant   ☐

Check the appropriate box:

☐ Preliminary proxy statement   ☐ Confidential, for use of the
                                                         Commission only (as permitted by
                                                         Rule 14a-6(e)(2)).

☒ Definitive proxy statement.

☐ Definitive additional materials.

☐ Soliciting material pursuant to Rule 14a-11(c) or Rule 14a-12.

Guidant Corporation

(Name of Registrant as Specified in Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of filing fee (Check the appropriate box):

☒ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1) Amount previously paid:

(2) Form, schedule or registration statement no.:

(3) Filing Party:

(4) Date Filed:



Guidant Corporation
111 Monument Circle, 29th Floor
Indianapolis, Indiana 46204-5129

March 22, 2001

Dear Shareholder:

I am pleased to invite you to attend the 2001 Annual Meeting of Shareholders of Guidant Corporation on Monday, May 21, 2001. The meeting will be held at the Indiana Historical Society, 450 West Ohio Street, Indianapolis, Indiana, at 9:00 a.m. (Indianapolis time). Please complete and return the enclosed Request for Admittance Card as soon as possible if you plan to attend the meeting. An admittance card will be sent to shareholders who return the reply card.

The Notice of Annual Meeting of Shareholders and the Proxy Statement accompanying this letter describe the business we will consider at the meeting. We also plan to review the status of Guidant's business at the meeting. Your vote on these matters is very important. Whether you plan to attend the meeting or not, please read the Proxy Statement and vote your shares. I urge you to vote by mail, by telephone or via the Internet in order to be certain your shares are represented at the meeting, even if you plan to attend.

Thank you for your support of and continued interest in Guidant. I look forward to seeing you at the meeting in Indianapolis.

Ronald W. Dollens

RONALD W. DOLLENS
President and Chief Executive Officer

2001 ANNUAL MEETING OF SHAREHOLDERS
NOTICE OF ANNUAL MEETING AND PROXY STATEMENT
TABLE OF CONTENTS

GUIDANT CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

May 21, 2001

The Annual Meeting of Shareholders of Guidant Corporation will be held at the Indiana Historical Society, 450 West Ohio, Indianapolis, Indiana, on Monday, May 21, 2001, at 9:00 a.m. (Indianapolis time), for the following purposes:

1. To elect five directors of Guidant, each for a three-year term;

2. To approve the 2001 Guidant Corporation Employee Stock Purchase Plan approved by the Board of Directors on February 19, 2001;

3. To ratify the appointment by the Board of Directors of Ernst & Young LLP as independent auditors for the year 2001; and

4. To transact such other business as may properly come before the meeting or any adjournment thereof.

Shareholders of record at the close of business on March 12, 2001 are entitled to notice of and to vote at the Annual Meeting. If you plan to attend the meeting, please complete the enclosed Request for Admittance Card and return it to Guidant. We then will mail you an admittance card, directions to the meeting and parking information.

By order of the Board of Directors,

Debra F. Minott

Debra F. Minott
Deputy General Counsel and Secretary

March 22, 2001
Indianapolis, Indiana

Your vote is important. If you do not expect to attend the Annual Meeting, or if you do plan to attend but wish to vote by proxy, please either (1) date, sign and promptly mail the enclosed proxy card in the return envelope provided; or (2) call the 800 toll-free number listed on the proxy card; or (3) vote via the Internet as indicated on the proxy card.

GUIDANT CORPORATION

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

May 21, 2001

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of Guidant Corporation of proxies to be voted at the Annual Meeting of Shareholders to be held on Monday, May 21, 2001, and at any adjournment of the meeting. This Proxy Statement, proxy card and Guidant's Annual Report to Shareholders are being mailed on or about March 22, 2001. The following questions and answers provide important information about the Annual Meeting and this Proxy Statement.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

What am I voting on?

- Election of five directors (Dr. Kim Clark, Mr. Maurice Cox, Ms. Nancy-Ann Min DeParle, Mr. Ronald Dollens and Mr. Enrique Falla);

- Approval of the 2001 Guidant Corporation Employee Stock Purchase Plan, which was approved by the Board of Directors on February 19, 2001; and

- Ratification of Ernst & Young LLP as Guidant's independent auditors for the year 2001.

Who is entitled to vote?

Shareholders as of the close of business on March 12, 2001, the record date for the Annual Meeting, are entitled to vote at the Annual Meeting. You are entitled to one vote for each share of common stock you own on the record date. As of March 12, 2001, there were 308,896,059 shares of Guidant common stock outstanding.

How do I vote?

If you hold your shares as a shareholder of record, you can vote in person at the Annual Meeting or you can vote by Internet, telephone or mail. You are a "shareholder of record" if you hold your shares directly in your own name. If you hold your shares indirectly in the name of a bank, broker or other nominee, you are a "street name shareholder." If you are a street name shareholder, you will receive instructions from your bank, broker or other nominee describing how to vote your shares.

The enclosed proxy card contains instructions for Internet, telephone and mail voting. Whichever method you use, the proxies identified on the back of the proxy card will vote the shares of which you are shareholder of record in accordance with your instructions. If you submit a proxy card without giving specific voting instructions, the proxies will vote those shares as recommended by the Board of Directors.

How does the Board recommend I vote on the proposals?

The Board recommends you vote your shares **FOR** the election of each nominee for director and **FOR** each of the other items.

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Can I revoke my proxy card?

You can revoke your proxy card by:

- Submitting a new proxy card;

- Giving written notice before the meeting to Guidant's Secretary stating that you are revoking your proxy card; or

- Attending the Annual Meeting and voting your shares in person.

Unless you decide to vote your shares in person, you should revoke your prior proxy card in the same way you initially submitted it—that is, by Internet, telephone or mail.

How do I sign the proxy card?

Sign your name exactly as it appears on the proxy card. If you are signing in a representative capacity (for example, as a guardian, trustee, executor, administrator, attorney or the officer or agent of a company), include your name and title or capacity. If the stock is held in custody (for example, under the Uniform Transfer to Minors Act), the custodian should sign, not the minor. If the stock is held in joint ownership, both owners must sign.

What does it mean if I receive more than one proxy or voting instruction card?

It means your shares are registered differently or are in more than one account. Please provide voting instructions for all proxy and voting instruction cards you receive to ensure all your shares are voted.

What constitutes a quorum?

A quorum of shareholders is necessary to hold a valid meeting of shareholders. A majority of the outstanding shares, present in person or represented by proxy, constitutes a quorum for the Annual Meeting. Abstentions and broker non-votes (as described below) are counted as present for establishing a quorum.

How many votes are needed for approval of each item?

The proposals have different vote requirements. Directors will be elected by a plurality of the votes cast by the shareholders at the Annual Meeting, which means that the five nominees receiving the most votes will be elected directors. In an uncontested election for directors, the plurality requirement is not a factor. We will vote proxy cards **FOR** the five management nominees unless the proxy cards contain instructions to the contrary. Abstentions, broker non-votes and instructions on proxy cards to withhold authority to vote for one or more of the nominees will result in those nominees receiving fewer votes. However, the number of votes otherwise received by the nominee will not be reduced by these actions.

The proposals to approve the 2001 Guidant Corporation Employee Stock Purchase Plans and to ratify the selection of the auditors will be approved if the votes cast for the approval or ratification exceed those cast against the approval or ratification. Abstentions and broker non-votes will not be counted either for or against the approval of the Plan or the ratification.

What is a broker non-vote?

A broker non-vote occurs when a broker submits a proxy card that does not indicate a vote for some of the proposals because the broker did not receive instructions from the beneficial owners on how to vote on those proposals and does not have discretionary authority to vote in the absence of instructions.

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Who can attend the Annual Meeting?

All shareholders of record on March 12, 2001 can attend the meeting. However, you must have an Admittance Card to attend the meeting. To obtain an Admittance Card, return the enclosed Request for Admittance Card.

What percentage of stock do the directors and officers own?

Together, they own approximately 0.8% of Guidant's common stock as of February 1, 2001. (See page 16 for details.)

When are shareholder proposals for the 2002 meeting due?

To be considered for inclusion in next year's Proxy Statement, Guidant must receive the shareholder proposal by November 22, 2001. A shareholder must submit the proposal in writing to Guidant's Secretary, 111 Monument Circle, 29th Floor, P.O. Box 44906, Indianapolis, Indiana 46244-0906.

BOARD STRUCTURE AND COMPENSATION

Committees of the Board of Directors

Guidant's Board of Directors currently has four committees, the principal functions of which are described below.

Audit Committee

Members: Directors Falla (Chair), Cox, Grobstein, Moore and Wäger
Number of Meetings in 2000: 4
Functions:

• Annually recommends independent auditors for appointment by the Board of Directors and oversees their activities, including reviewing reports submitted by them; and

• Oversees internal controls, auditors, and audits, including determining the duties and responsibilities of the internal auditors, reviewing the internal audit program, and reviewing reports submitted by the internal auditing staff.

Compliance Committee

Members: Directors Novitch (Chair), Clark, Dollens, S. King, and Wäger
Number of Meetings in 2000: 3
Functions:

• Reviews Guidant's compliance with applicable laws, regulations and internal procedures, except for financial controls and the internal audit function.

Management Development and Compensation Committee

Members: Directors Step (Chair), Falla, S. King and Novitch
Number of Meetings in 2000: 5
Functions:

• Determines executive officers' compensation

• Reviews succession planning; and

• Administers the Guidant Corporation 1998 Stock Plan and the 1994 Stock Plan.

Corporate Governance Committee

Members: Directors Cox (Chair), Cornelius, Moore and Step
Number of Meetings in 2000: 3
Functions:

- Proposes candidates for director to be recommended by the Board to shareholders;

- Recommends to the Board the size and composition of the Board;

- Considers candidates for the Board recommended by shareholders; and

- Oversees matters of corporate governance.

When evaluating which candidates for director to propose that the Board of Directors recommend to shareholders, this committee will consider director candidates recommended in writing by shareholders. A candidate must be highly qualified and be both willing and expressly interested in serving on the Board. A shareholder who wishes to recommend a candidate for the committee's consideration should forward the candidate's name and information about the candidate's qualifications to Guidant's Secretary. The Secretary must receive the recommendation at least 120 days prior to the date in 2002 which corresponds to the date of the Annual Meeting of Shareholders in 2001.

Directors' Compensation

Directors who are employees of Guidant do not receive additional compensation for serving on the Board or its committees. Directors who are not employees of Guidant receive compensation for Board service. For fiscal year 2000, this compensation includes:

Annual Retainer:	A choice of either: • Grant of option to purchase 10,000 shares of Guidant's common stock (the option price equals the fair market value on the date of grant); or • Grant of option to purchase 4,000 shares of Guidant's common stock (the option price equals the fair market value on the date of grant); and grant of a number of shares of restricted stock determined by dividing $50,000 by the fair market value of a share of Guidant common stock on the date of grant.
Attendance Fees:	$2,000 for each Board meeting $2,000 for each committee meeting, if not held in conjunction with a Board meeting Reasonable expenses related to attendance
Committee Chairman Retainer:	$5,000 annually for Compliance, Management Development and Compensation, and Corporate Governance Committees $10,000 annually for Audit Committee
Director Educational Matching Funds Program:	Maximum of $5,000 annually provided as a match to a director's contributions to qualified educational institutions.

The options granted as part of the annual retainer have a ten-year term and vest one year after the date of the grant. The restrictions on the restricted stock terminate as of the next annual meeting of shareholders following the grant. The grants are made on the date of each annual meeting of shareholders pursuant to the terms of the 1996 Non-Employee Director Stock Option Plan.

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ITEMS TO BE VOTED ON

Item 1. ELECTION OF DIRECTORS

Under Guidant's Amended and Restated Articles of Incorporation, the Board is divided into three classes for the purpose of election. One class, which is approximately one-third of the directors, is elected at each annual meeting of shareholders to serve for a three-year term. At the 2001 Annual Meeting, the terms of four directors expire. Additionally, the Board of Directors has increased the size of the Board by one member to 13 members, effective as of the Annual Meeting. Therefore, a new director is being nominated for election to fill the vacancy. The directors elected at this Annual Meeting will hold office for a three-year term expiring in 2004. The remaining directors are not up for election this year and will continue in office for the remainder of their terms.

The shareholders are requested to vote for five nominees for director. The four nominees whose terms expire at this Annual Meeting are: Dr. Kim Clark, Mr. Maurice Cox, Mr. Ronald Dollens and Mr. Enrique Falla. Ms. Nancy-Ann Min DeParle is being nominated for election to fill the vacancy on the Board and would serve her first term as a director. Ms. DeParle has consented to serve if elected. Dr. Clark was initially elected by the Board of Directors as a director in 1998. Mr. Cox and Mr. Falla initially were elected by the Board of Directors as directors in 1995. Mr. Dollens has been a director since the formation of Guidant in 1994. Each has consented to serve for an additional term.

If any nominee for director declines or is unable to serve, the Board may, by resolution, provide for a lesser number of directors or designate a substitute. If the Board designates a substitute, shares represented by proxies may be voted for the substitute director.

The Board of Directors recommends that the shareholders vote FOR electing the nominees.

Name	Position with Guidant or Principal Occupation	Age	Served as Director from
Nominees for director for three-year terms ending in 2004			
Kim B. Clark, Ph.D.	Dean of the Faculty and the George F. Baker Professor of Administration at Harvard Business School	52	1998
Maurice A. Cox, Jr.	President and Chief Executive Officer, The Ohio Partners, LLC	50	1995
Nancy-Ann Min DeParle	Former Administrator of the Health Care Financing Administration	44	—
Ronald W. Dollens	President and Chief Executive Officer of Guidant	54	1994
Enrique C. Falla	President, Falla, Smith & Associates, Inc.	61	1995
Directors continuing in office until 2002			
J. B. King	Counsel, Baker & Daniels	71	1994
Susan B. King	President, The Leadership Initiative, a support corporation of Duke University	60	1996
J. Kevin Moore	Strategic Planning Officer, Advanced Medical Productions	46	1995
Ruedi E. Wäger, Ph.D.	President and Chief Executive Officer, Aventis Behring LLC	57	1995

Name	Position with Guidant or Principal Occupation	Age	Served as Director from
Directors continuing in office until 2003			
James M. Cornelius	Non-executive Chairman of the Board of Directors of Guidant	57	1994
Michael Grobstein	Retired Vice Chairman, Ernst & Young LLP	58	1999
Mark Novitch, M.D.	Retired Vice Chairman, The Upjohn Company	68	1995
Eugene L. Step(1)	Retired Director, Executive Vice President and President of the Pharmaceutical Division, Eli Lilly and Company	72	1995

(1) The Board of Directors' Corporate Governance Guidelines were amended to provide that non-employee directors must retire effective as of the Annual Meeting of Shareholders that follows the end of the three-year term during which the director had his or her 72nd birthday. Guidant anticipates that Mr. Step will serve for the remaining two years of his term as director.

A brief summary of the recent business and professional experience of each nominee for election as director and director continuing in office is set forth below.

Kim B. Clark, Ph.D.



Dr. Clark is Dean of the Faculty and the George F. Baker Professor of Administration at Harvard Business School. Dr. Clark has been a member of the Harvard faculty since 1978. He is also a director of Tower Automotive, Inc. and Handspring, Inc.

James M. Cornelius



Mr. Cornelius is non-executive Chairman of the Board of Directors and a Director of Guidant. Previously, he was Vice President, Finance and Chief Financial Officer of Eli Lilly and Company ("Lilly") from 1983 until his retirement in October 1995 and was a Director of Lilly. Mr. Cornelius has served as Treasurer of Lilly and as President of IVAC Corporation, a former Lilly medical device subsidiary. He joined Lilly in 1967. Mr. Cornelius is a director of American United Mutual Insurance Holding Company, Chubb Corporation, Hughes Electronics and the National Bank of Indianapolis. Mr. Cornelius also currently serves as Treasurer of the Board of Governors of the Indianapolis Museum of Art and is a member of the Board of Trustees of DePauw University.

Maurice A. Cox, Jr.



Mr. Cox is President and Chief Executive Officer of The Ohio Partners, LLC (a venture capital company), a position he has held since July 1995. Previously, he served as President and Chief Executive Officer of CompuServe Incorporated from 1990 to June 1995. Mr. Cox joined CompuServe in 1979 and has served as Vice President, Product Management and as Executive Vice President of CompuServe's Information Services Division. He also is a director of Apropos Technologies, Callisto, Inc., AccuMedia and ULTRYX.

Nancy-Ann Min DeParle



Ms. DeParle was a Fellow of the Institute of Politics and the Interfaculty Health Policy Forum at Harvard University from October to December 2000. Previously, she served as the Administrator of the Health Care Financing Administration from November 1997 to September 2000. Before becoming Administrator of HCFA, Ms. DeParle was the Associate Director for Health & Personnel at the White House Office of Management and Budget from 1993 to 1997 and served as Commissioner of the Tennessee Department of Human Services from 1987 to 1989. She also has worked as a lawyer in private practice in Nashville, Tennessee and Washington, D.C.

Ronald W. Dollens



Mr. Dollens is President, Chief Executive Officer and a Director of Guidant. Previously, he served as President of Lilly's Medical Devices and Diagnostics ("MDD") Division from 1991 until 1995. Mr. Dollens served as Vice President of Lilly's MDD Division and Chairman of Guidant's subsidiary, Advanced Cardiovascular Systems, Inc. ("ACS") from 1990 to 1991. He also held the position of President and Chief Executive Officer of ACS. Mr. Dollens joined Lilly in 1972. Mr. Dollens currently serves on the boards of Beckman Coulter Corporation, Kinetic Concepts, Inc., SyneCor, LLC, the Eiteljorg Museum, Butler University, Advanced Medical Technology Association, St. Vincent Hospital Foundation, the Indiana State Symphony Society, Indiana Health Industry Forum, the Healthcare Leadership Council, the Technology Network, and Alliance for Aging Research.

Enrique C. Falla



Mr. Falla is President, Falla, Smith & Associates, Inc., a business and financial consulting firm. He served as a Senior Consultant for the Dow Chemical Company from 1997 to 2000. Previously, he was an Executive Vice President from 1991 to 1997. He has also served as Chief Financial Officer. He joined The Dow Chemical Company in 1967. Mr. Falla is a member of the Board of Trustees of the University of Miami.

Michael Grobstein



Mr. Grobstein served as Vice Chairman, Ernst & Young LLP from 1984 until 1993, and as Vice Chairman, Ernst & Young International from 1993 until his retirement in 1998. He joined Ernst & Young in 1964, and was admitted to partnership in 1975. Mr. Grobstein is a trustee of the Central Park Conservancy and the Chairman of the Board of Directors of the Coro Foundation.

J.B. King



Mr. King acts as counsel to the law firm of Baker & Daniels, which provides legal services to Guidant. Mr. King retired as Vice President and General Counsel of Guidant in 2000. He previously was Vice President and General Counsel for Lilly, a position he held from 1987 until he retired in 1995. Before joining Lilly, Mr. King was a partner and chairman of the management committee of Baker & Daniels. Mr. King is a director of the Indiana Legal Foundation and the James Whitcomb Riley Memorial Association.

Susan B. King



Ms. King is the President of The Leadership Initiative, a support corporation of Duke University. Most recently, Ms. King was the Leader in Residence and Chair of the Board of Advisors for the Hart Leadership Program at Duke University, a position she held from January 1995 through November 1999. Prior to assuming this position, she served as Senior Vice President, Corporate Affairs for Corning Incorporated from 1992 to December 1995. Ms. King served as President of its Steuben Glass Division from 1987 to 1992. She joined Corning Incorporated in 1982. She also served as Chair of the U.S. Consumer Product Safety Commission from 1978 to 1981. Ms. King is a director of The Coca-Cola Company. She is also a Trustee for the Eurasia Foundation, the National Public Radio Foundation and Duke University.

J. Kevin Moore



Mr. Moore is the Strategic Planning Officer for Advanced Medical Productions, which creates medical and science films and videos. Mr. Moore served as Senior Vice President and Chief Operating Officer of the Carolinas Medical Center through November 2000, and first held the position of Vice President in 1997. Previously, Mr. Moore was Associate Chief Operating Officer for Duke University Medical Center from March 1994 to 1997. Prior to assuming that position, he served as Assistant Director, Surgical Private Diagnostic Clinics, and Adjunct Associate Professor, Graduate School of Health Administration, from April 1989 to March 1994. Mr. Moore served as Assistant Director for Duke Hospital from May 1988 to April 1989 and he served as Director of Management Services, Medical Center Administration, and Adjunct Assistant Professor, Graduate School of Health Administration, from May 1984 to April 1988. Mr. Moore is a director of the American Red Cross Regional Chapter.

Mark Novitch, M.D.



Dr. Novitch retired as Vice Chairman of the Board and Chief Compliance Officer of The Upjohn Company in December 1993. He joined the George Washington University Medical Center as Professor of Health Care Sciences in 1994 and since 1997 has been Adjunct Professor. Prior to joining Upjohn in 1985, Dr. Novitch was Deputy Commissioner of the federal Food and Drug Administration ("FDA") from 1981 until 1985. He served as Acting Commissioner of the FDA from 1983 to 1984. Dr. Novitch is a director of Alteon, Inc., Calypte Biomedical, Inc., Neurogen Corporation, and Kos Pharmaceuticals, Inc.

Eugene L. Step



Mr. Step served as Director, Executive Vice President, President of the Pharmaceutical Division and a member of the Executive Committee of Lilly until his retirement in 1992. He joined Lilly in 1956. Mr. Step is a director of Cell Genesys, Inc. and Scios, Inc.

Ruedi E. Wäger, Ph.D.



Dr. Wäger is President and Chief Executive Officer of Aventis Behring LLC, a position he has held since February 1998, and is a member of the Board of Directors. Aventis Behring LLC is a leading manufacturer and distributor of blood plasma and therapeutic proteins. Prior to assuming this position he was President and Chief Executive Officer of ZLB Central Laboratory Blood Transfusion Service SRC (a plasma fractionation business in Switzerland), a position he held since February 1994. He served as Senior Vice President at Sandoz Pharma Ltd. (a multinational pharmaceutical company) from March 1989 to January 1994. From January 1993 to January 1994, Dr. Wäger served as Head of Corporate Project Management and member of the Executive Committee at Sandoz Pharma, Ltd., and from March 1989 to December 1993, he served as Head of Worldwide Marketing and member of the Executive Committee at Sandoz Pharma Ltd. Dr. Wäger joined Sandoz, Ltd. in 1973. He is a member of the Board of Directors of Messers Industry, Inc. Mr. Wäger is also a member of the Board of Trustees of Springside School, Philadelphia.

During 2000, the Board of Directors of Guidant held 7 meetings. No director attended fewer than 75% of the aggregate of the total number of meetings of the Board of Directors and the total number of meetings of all committees of the Board of Directors on which the director served.

Item 2. APPROVAL AND ADOPTION OF THE 2001 GUIDANT CORPORATION EMPLOYEE STOCK PURCHASE PLAN

On February 19, 2001, the Board of Directors approved and adopted the 2001 Guidant Corporation Employee Stock Purchase Plan (the "ESPP"), subject to approval by shareholders within 12 months of Board approval. If approved by the shareholders, the ESPP will authorize the issuance and purchase by employees of up to 5,000,000 shares of Guidant common stock, no par value. At the annual meeting, you are being asked to approve the ESPP and the Board's reservation of shares under the ESPP for the purpose of qualifying such shares for special tax treatment under Section 423 of the Internal Revenue Code of 1986, as amended ("Code").

The Board of Directors recommends a vote FOR the approval of the 2001 Guidant Corporation Employee Stock Purchase Plan and the reservation of shares for issuance under the ESPP.

Vote Required

Approval of the ESPP requires that the votes cast for approval of the ESPP exceed those cast against approval of the ESPP. Only votes cast for or against approval of the ESPP will be counted, except that the accompanying proxy card will be voted in favor of approval of the ESPP in the absence of instructions to the contrary. Abstentions and broker non-votes will not change the number of votes cast for or against the proposal.

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Summary of the ESPP

General. The purpose of the ESPP is to provide employees of Guidant and its designated subsidiaries with an opportunity to purchase shares of Guidant common stock and, therefore, to have an additional incentive to enhance the value of Guidant. The ESPP will further align the interests of employees with those of shareholders through increased stock ownership.

Administration. The ESPP will be administered by a committee appointed by the Board (the "Committee"). The Committee may establish rules for administration of the ESPP, interpret the ESPP, supervise its administration, make determinations about ESPP entitlements, adopt sub-plans and take other actions consistent with the delegation from the Board. The decisions by the Board and the Committee are final and binding upon all participants of the Plan.

Eligibility. Any employee of Guidant or any Guidant subsidiary designated by the Committee who is regularly employed for at least 20 hours per week and more than five months in a calendar year on an Offering Date (defined below) is eligible to participate in the ESPP during the Purchase Period (defined below) beginning on that Offering Date, subject to administrative rules established by the Committee. However, an employee is not eligible to participate in the ESPP to the extent that, immediately after the grant, the employee would have owned 5% of either the voting power or the value of Guidant's common stock. Additionally, an employee's rights to purchase Guidant common stock pursuant to the ESPP may not accrue at a rate that exceeds $25,000 per calendar year. Eligible employees become participants in the ESPP by filing with Guidant an enrollment form authorizing payroll deductions on a date set by the Committee prior to the applicable Offering Date. As of January 31, 2001, approximately 7,530 Guidant employees, including 13 executive officers, would be eligible to participate in the ESPP. In certain international locations, local tax or exchange control regulations make certain features of the ESPP impracticable. The ESPP authorizes the grant of options and issuance of common stock to employees participating in a sub-plan, which is not designed to qualify under Section 423 of the Code, in order to achieve the desired tax or other objections in particular locations outside the United States.

Participation in an Offering. The ESPP will be implemented by purchase periods lasting four months or other periods as determined by the Committee (a "Purchase Period"). Common stock will be purchased under the ESPP every four months, unless the participant withdraws or terminates employment earlier. The ESPP will be implemented at different dates in different countries, as determined by the Committee. The initial Purchase Period in the first locations is anticipated to begin on September 1, 2001. Guidant anticipates that employees will begin to enroll in the ESPP during August 2001. The ESPP will terminate on August 31, 2011. To participate in the ESPP, each eligible employee must authorize payroll deductions by completing a payroll deduction form. The payroll deductions may not exceed, for a Purchase Period, 10% of a participant's eligible after-tax pay and is also subject to the limitations discussed above. A participant may increase or decrease his or her rate of contribution through payroll deductions in accordance with the procedures established by the Committee, but at no time may the rate of contribution exceed 10%. In countries where payroll deductions are not feasible, the Committee may allow participants to participate in the ESPP by an alternative means, such as by check. A participant may discontinue participation in the ESPP in accordance with the procedures established by the Committee.

Purchase Price, Shares Purchased. Employees who choose to participate in the ESPP will receive an option to purchase shares of Guidant common stock at a discount. Under the option, the purchase price of the shares of Guidant will be not less than 85% of the fair market value of the common stock on (i) the Offering Date or (ii) the last trading day of the Purchase Period, whichever is less. The Offering Date is the first trading day of the Purchase Period. The fair market value will be the average of the high and low trading prices of Guidant common stock on the New York Stock Exchange on the day of purchase. On March 12, 2001, the average of the high and low trading prices of a share of Guidant common stock was $49.97. At the end of a Purchase Period, a participant's option will be exercised automatically to purchase the number of shares of Guidant common stock that the participant's accumulated payroll deduction will buy at the purchase price. The number of shares of Guidant common stock a participant

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purchases in each Purchase Period is determined by dividing the total amount of payroll deductions withheld from the participant's compensation during that Purchase Period by the purchase price.

Termination of Employment. A participant's termination of employment for any reason, other than death, disability or retirement, immediately cancels his or her option and participation in the ESPP. In such event, the payroll deductions credited to the participant's account will be returned without interest to him or her. If a participant's employment terminates due to death, disability or retirement, the participant can elect to have the payroll deductions returned without interest to him or her or, in the case of death, to the person or persons entitled to those deductions. If the participant does not elect the return of the payroll deductions, the accumulated payroll deductions will remain in the ESPP for purchase of shares on the next purchase date under the ESPP.

Adjustments Upon Changes in Capitalization, Merger or Sale of Assets. In the event that Guidant common stock is changed by reason of any stock split, stock dividend, combination, recapitalization or other similar changes in Guidant's capital structure effected without the receipt of consideration, appropriate proportional adjustments may be made in the number of shares of stock subject to the ESPP, the number of shares of stock to be purchased pursuant to an option and the price per share of common stock covered by an option. Any such adjustment will be made by the Board, whose determination shall be conclusive and binding. In the event of a proposed sale of all or substantially all of the assets of Guidant or the merger or consolidation of Guidant with another company, the Board may determine that each option will be assumed by, or an equivalent option substituted by the successor company or its affiliates, that the purchase date will be accelerated, or that all outstanding options will terminate and accumulated payroll deductions will be refunded.

Transferability. Options under the ESPP cannot be voluntarily or involuntarily assigned. The shares of Guidant common stock acquired under the ESPP will be freely transferable, except as otherwise determined by the Committee.

Amendment and Termination of the Plan. The Board may terminate or amend the ESPP at any time, except that it may not increase the number of shares subject to the ESPP other than as described in the ESPP.

Withdrawal. Generally a participant may withdraw from the ESPP during a Purchase Period subject to any requirements established by the Committee. The Committee may establish rules limiting the frequency with which participants may withdraw and re-enroll in the plan and may establish a waiting period for participants wishing to re-enroll.

New Plan Benefits. Because benefits under the ESPP will depend on employees' elections to participate and the fair market value of Guidant common stock at various future dates, it is not possible to determine the benefits that will be received by executive officers and other employees if the ESPP is approved by the shareholders. Non-employee directors are not eligible to participate in the ESPP.

Federal Income Tax Consequences

If Guidant shareholders approve this proposal, the ESPP, and the right of participants to make purchases there under, should qualify under the provisions of Sections 421 and 423 of the Code. Under these provisions, no income will be taxable to a participant until the shares purchased under the ESPP are sold or otherwise disposed of. Upon sale or other disposition of the shares, the participant will generally be subject to tax and the amount of the tax will depend upon the holding period. If the shares are sold or otherwise disposed of more than two years after the beginning of the Purchase Period in which the shares were purchased and more than one year from the date of transfer of the shares to the participant, then the participant generally will recognize ordinary income measured as the lesser of (i) the actual gain (the amount by which the fair market value of the shares at the time of such sale or disposition exceeds the purchase price), or (ii) an amount equal to 15% of the fair market value of the shares as of the Offering Date, if the shares were purchased at no less than 85% of the fair market value of the shares on the Offering Date. Any additional gain should be treated as long-term capital gain. If the shares are sold or

14

otherwise disposed of before the expiration of this holding period, the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares are purchased over the purchase price. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on the holding period.

Guidant is not entitled to a deduction for amounts taxed as ordinary income or capital gain to a participant except to the extent ordinary income is recognized by participants upon a sale or disposition of shares prior to the expiration of the holding period(s) described above. In all other cases, no deduction is allowed to Guidant.

The foregoing is only a summary of the effect of federal income taxation upon the participant and Guidant with respect to the shares purchased under the ESPP. It does not purport to be complete, and does not discuss the tax consequences arising in the context of a participant's death or the income tax laws of any municipality, state or foreign country in which the participant's income or gain may be taxable.

Incorporation by Reference

The above description is only a summary of the ESPP and is qualified in its entirety by reference to its full text, a copy of which is included in this Proxy Statement as Appendix A.

Item 3. PROPOSAL TO RATIFY APPOINTMENT OF INDEPENDENT AUDITORS

The Board of Directors, on the recommendation of the Audit Committee, has appointed the firm of Ernst & Young LLP as independent auditors for Guidant for the year 2001. The Board is submitting this appointment to the shareholders for ratification. Ernst & Young LLP served as the independent auditors for Guidant in 2000. Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting and will be available to respond to appropriate questions. Those representatives will have the opportunity to make a statement if they desire to do so.

Ratification of this appointment requires that the number of votes cast in favor of ratification exceed the number of votes cast opposing ratification. Only votes cast for or against ratification will be counted, except that the accompanying proxy card will be voted in favor of ratification in the absence of instructions to the contrary. Abstentions and broker non-votes will not change the number of votes cast for or against the proposal.

The Board of Directors recommends that the shareholders vote FOR ratification of the appointment of Ernst & Young LLP as independent auditors for the year 2001.

COMMON STOCK OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS AND CERTAIN BENEFICIAL OWNERS

Directors' and Executive Officers' Ownership of Guidant Common Stock

The following table sets forth the number of shares of common stock of Guidant beneficially owned by the directors, the Named Executive Officers listed on page 18 and all directors and executive officers as a group, as of February 1, 2001.

Name of Individuals or Identity of Group	Shares Owned Beneficially(1)
Keith E. Brauer	137,534(2,3)
Kim B. Clark, Ph.D.	1,550(4)
James M. Cornelius	1,247,774(5,6)
Maurice A. Cox, Jr.	25,550
Nancy-Ann Min DeParle	100
Ronald W. Dollens	325,068(7,8)
Enrique C. Falla	10,749(9)
A. Jay Graf	120,435(3,10)
Ginger L. Graham	70,843(3,11)
Michael Grobstein	1,950
J.B. King	123,674(12)
Susan B. King	10,409(9)
R. Frederick McCoy, Jr.	58,633(13)
J. Kevin Moore	10,405(9)
Mark Novitch, M.D.	13,579
Eugene L. Step	12,431(9)
Ruedi E. Wäger, Ph.D.	24,585(9)
All directors and executive officers as a group (26 persons)	2,451,823

(1) Unless otherwise indicated in a footnote, each person listed in the table possesses sole voting and investment power with respect to the shares shown in the table to be owned by that person. No person listed in the table owns more than 0.4% of the outstanding common stock of Guidant. All directors and executive officers as a group own 0.8% of the outstanding common stock of Guidant. The shares shown do not include the following shares that may be purchased pursuant to stock options that are exercisable within 60 days of February 1, 2001: Mr. Brauer, 444,860; Mr. Cornelius, 1,300,000 shares; Mr. Cox, 24,000 shares; Mr. Dollens, 1,117,820 shares; Mr. Falla, 24,000 shares; Mr. Graf, 364,720 shares; Ms. Graham, 293,028 shares; Mr. King, 689,944 shares; Ms. King, 24,000 shares; Mr. McCoy, 105,000; Mr. Moore, 16,000 shares; Dr. Novitch, 24,000 shares; Mr. Step, 24,000 shares; and Dr. Wäger, 8,000 shares; and all directors and executive officers as a group, 5,512,914 shares. The shares shown include shares credited to the accounts of certain of those persons listed in the table under The Guidant Employee Savings and Stock Ownership Plan ("ESSOP") as of December 31, 2000.

(2) The shares shown for Mr. Brauer include 48,366 shares credited to his account under the ESSOP.

(3) Includes 20,000 shares of restricted stock granted pursuant to the 1998 Plan. The restrictions on these shares lapse on approximately one-third of the shares each year, beginning on January 15, 2002.

(4) The shares shown for Dr. Clark include 600 shares held by the Clark Family Trust.

(5) The Cornelius Family Foundation, Inc. owns 86,630 of those shown in the table, and Mr. Cornelius disclaims any beneficial ownership therein.

(6) Includes 50,000 shares of restricted stock granted pursuant to the 1998 Plan. The restrictions on these shares lapse on approximately one-third of the shares each year, beginning January 15, 2002.

(7) Mr. Dollens' children own 1,584 shares of those shown in the table, and he disclaims any beneficial ownership therein. The shares shown for Mr. Dollens include 52,264 shares credited to his account under the ESSOP.

(8) Includes 40,000 shares of restricted stock granted pursuant to the 1998 Plan. The restrictions on these shares lapse on approximately one-third of the shares each year, beginning on January 15, 2002.

(9) Includes 855 shares of restricted stock granted pursuant to the Guidant Corporation 1996 Nonemployee Directors Stock Plan ("Directors Stock Plan"). The restrictions on these shares lapse on May 15, 2001.

(10) The shares shown for Mr. Graf include 40,027 shares credited to his account under the ESSOP.

(11) The shares shown for Ms. Graham include 20,569 shares credited to her account under the ESSOP.

(12) Mr. King's wife owns 4,000 shares of those shown in the table, and he disclaims any beneficial ownership therein. The shares shown for Mr. King include 4,027 shares credited to his account under the ESSOP.

(13) Mr. McCoy's wife owns 500 shares of those shown in the table and Mr. McCoy's children own 1,200 shares of those shown in the table in a custodian account, of which he is not the custodian. The shares shown also include 3,659 shares credited to his wife's account under the ESSOP. Mr. McCoy disclaims any beneficial interest in these shares. The shares shown for Mr. McCoy include 21,654 shares credited to his account under the ESSOP.

No director, nominee for director or executive officer of Guidant is the beneficial owner of any securities of any of Guidant's subsidiaries.

Principal Holders of Guidant Common Stock

To the best of Guidant's knowledge, the following are the only beneficial owners of 5% or more of the outstanding shares of common stock of Guidant as of December 31, 2000:

Name and Address	Number of Shares	Percent
FMR Corp. . . . . 82 Devonshire Street Boston, Massachusetts 02109	18,487,545(1)	6.00%

(1) Of the total shares reported, Fidelity Management & Research Company beneficially owns 17,541,216 shares; Fidelity Management Trust Company beneficially owns 629,669 shares; and Fidelity International Limited beneficially owns 316,659 shares. Also included as reporting persons on the filing are Edward C. Johnson 3d, Chairman of FMR Corp., and Abigail P. Johnson, a director of FMR Corp. The reporting persons have sole power to dispose of 18,487,545 shares.

The information set forth above is based on a copy of a statement on Schedule 13G which was filed under the Securities Exchange Act of 1934, as amended, by FMR.

Section 16(a) Beneficial Ownership Reporting Compliance

Under Securities and Exchange Commission rules, Guidant's directors and executive officers are required to file with the Securities and Exchange Commission reports of holdings and changes in beneficial ownership of Guidant's common stock. Based upon Guidant's records and other information, Guidant believes that during 2000, all such reports were filed on a timely basis, with the following exceptions: a late report filed by Mr. Eugene L. Step, a Guidant director, regarding the purchase of shares by his investment manager and a late report filed by Dr. John M. Capek, a Guidant executive officer, regarding a sale of stock which was inadvertently omitted from an earlier report. Upon discovery of the missed filings, the oversights were promptly corrected.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following Summary Compensation Table shows the annual compensation paid by Guidant to its Chief Executive Officer for 2000, each of the four most highly compensated executive officers, other than the Chief Executive Officer, who were serving as executive officers as of December 31, 2000 and two executive officers who retired during 2000 (the "Named Executive Officers"). The compensation of each of the Named Executive Officers is reported for each of the last three years.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation Awards(3)	Number of Securities Underlying	
Name and Principal Position	Year	Salary	Bonus(4)	Other Annual Compensation	Restricted Stock Award(5)	Options Granted(6)	All Other Compensation(7)
James M. Cornelius(1)	2000	$410,249	$ 377,426	$ 10,000	$ 0	350,000	$32,820
Chairman of the Board	1999	676,236	624,000	13,214	2,737,500	200,000	38,612
	1998	650,200	1,300,000	835	0	450,000	71,522
Ronald W. Dollens.............	2000	550,008	506,000	10,000	0	300,000	44,001
President and Chief	1999	475,008	456,000	10,454	2,190,000	130,000	38,001
Executive Officer	1998	426,000	680,000	2,222	0	288,000	46,860
J.B. King(2)	2000	347,257	138,000	10,000	0	175,000	27,780
Vice President, General	1999	330,720	144,000	10,452	1,095,000	60,000	26,458
Counsel and Secretary	1998	318,000	300,000	24,760	0	144,000	34,980
A. Jay Graf..................	2000	376,057	207,000	15,785	0	150,000	30,084
Group Chairman,	1999	327,000	144,000	11,687	1,095,000	60,000	27,523
Office of the President	1998	300,000	300,000	7,720	0	144,000	33,000
Ginger L. Graham	2000	357,780	207,000	17,617	0	150,000	28,622
Group Chairman,	1999	297,312	144,000	40,896	1,095,000	60,000	23,785
Office of the President	1998	272,760	300,000	51,297	0	144,000	21,820
Keith E. Brauer	2000	296,293	124,200	10,000	0	125,000	23,703
Vice President, Finance and	1999	282,180	129,600	10,226	1,095,000	60,000	22,574
Chief Financial Officer	1998	271,320	270,000	6,123	0	144,000	21,706
R. Frederick McCoy, Jr.	2000	242,880	105,800	493,203(8)	0	110,000	19,430
President, Cardiac Rhythm	1999	211,200	91,200	444,286(8)	0	100,000	16,896
Management	1998	192,000	130,000	221,405(8)	0	108,000	15,360

(1) Mr. Cornelius retired as executive Chairman of the Board effective as of August 1, 2000.

(2) Mr. King retired as General Counsel and Secretary effective as of October 1, 2000 and retired from Guidant on December 31, 2000.

(3) During the years indicated, no long-term incentive plan payouts were made and no stock appreciation rights were granted.

(4) Represents amounts awarded in cash under the Guidant Corporation Economic Value Added (EVA®*) Bonus Plan (the "EVA® Bonus Plan").

(5) Messrs. Cornelius, Dollens, King, Graf and Brauer and Ms. Graham each received an award of shares of restricted stock in January 1999. The dollar value of the shares of stock is based upon the closing market price of Guidant's stock on the date of grant. The aggregate number of shares of restricted stock held by the Named Executive Officers at 12/31/00 and the value of such shares on that date (based upon a closing stock price of $53.9375 per share) are as follows: Mr. Cornelius held 50,000 shares valued at $2,698,750; Mr. Dollens held 40,000 shares valued at $2,157,500; and each of Messrs. King, Graf and Brauer and Ms. Graham held 20,000 shares valued at $1,078,750.

(6) Options to acquire Guidant common stock. The number of shares for 1998 has been adjusted to reflect the two-for-one stock split which was effective in January 1999.

(7) Contributions by Guidant to the executive's account in the ESSOP.

(8) Allowances paid for service outside the United States, consisting primarily of tax equalization payments.

* EVA® is a registered trademark of Stern Stewart & Co.

Stock Option Grants

The following table provides information on options to purchase Guidant common stock granted in 2000 to the Named Executive Officers pursuant to the 1998 Stock Plan.

Option Shares Granted in Fiscal Year 2000(1)

	Individual Grants				
Name	Number of Securities Underlying Options Granted	% of Total Option Shares Granted to Employees in Fiscal Year	Exercise or Base Price Per Share(2)	Expiration Date	Grant Date Present Values(3)
James M. Cornelius	350,000	3.8%	$51.25	1/14/10	$6,468,000
Ronald W. Dollens	300,000	3.2%	$51.25	1/14/10	5,544,000
J.B. King	125,000	1.3%	$51.25	1/14/10	3,234,000
	50,000	0.5%	$52.72	10/14/05(4)	987,500
A. Jay Graf	150,000	1.6%	$51.25	1/14/10	2,772,000
Ginger L. Graham	150,000	1.6%	$51.25	1/14/10	2,772,000
Keith E. Brauer....................	125,000	1.3%	$51.25	1/14/10	2,310,000
R. Frederick McCoy, Jr.	110,000	1.2%	$51.25	1/14/10	2,032,800

(1) Stock appreciation rights were not granted during 2000.

(2) The fair market value of Guidant's common stock on the date of grant. All of the options will become exercisable beginning on January 14, 2003, with the exception of the 50,000 option grant to Mr. King. This option became exercisable upon grant, which was October 16, 2000.

(3) These values were established using the Black-Scholes stock option valuation model. Assumptions used to calculate the Grant Date Present Value of these option shares other than the 50,000 share option grant to Mr. King were:

  (a) Expected Volatility—The average variance in the percent change in monthly closing stock price during the period from June 1997 through September 1999, which was 37.6%.

  (b) Risk Free Rate of Return—The assumed rate for a U.S. Treasury obligation having a term of 7 years during the month of grant based on the actual 5 and 10-year U.S. Treasury rates as published in the *Federal Reserve Statistical Release*, which was 6.75%.

  (c) Time of Exercise—The expected average actual option term, which was 7 years.

  (d) Turnover—The expected turnover rate for executives who receive stock options, which is 10%.

The assumptions used to calculate the Grant Date Present Value of the grant of 50,000 options to Mr. King were:

  (a) Expected Volatility—The average variance in the percent change in monthly closing price during the period from June 1998 through September 2000, which was 40.42%

  (b) Risk Free Rate of Return—The assumed rate for a U.S. Treasury obligation having a term of 7 years during the month of grant based on the actual 5 and 10-year U.S. Treasury rates as published in the *Federal Reserve Statistical Release*, which was 5.84%.

  (c) Time of Exercise—The expected average actual option term, which was 5 years.

The disclosure above is required pursuant to executive compensation disclosure rules of the Securities and Exchange Commission. However, Guidant does not believe that the Black-Scholes model, or any other valuation model, is a reliable method of computing the present value of Guidant's employee stock options. The value ultimately realized, if any, will depend on the amount that the market price of the stock exceeds the exercise price on the date of exercise.

(4) The expiration date was shortened to five years because of Mr. King's retirement as of December 31, 2000.

Stock Option Exercises and Year-End Option Values

The following table contains information concerning Guidant stock options exercised during 2000 and stock options unexercised at the end of 2000 with respect to the Named Executive Officers.

Aggregated Option Shares Exercised in Fiscal Year 2000
and Fiscal Year 2000 Year End Values(1)

Name	Number of Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year End		Value of Unexercised In The Money Options at Fiscal Year End(2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
James M. Cornelius	700,000	$27,530,010	1,300,000	0	$16,787,000	$ 0
Ronald W. Dollens	7,584	$ 356,448	1,117,820	718,000	$46,456,552	$6,471,930
J.B. King	160,000	$ 8,263,531	360,944	329,000	$11,373,333	$3,168,778
A. Jay Graf	92,416	$ 4,638,912	364,720	354,000	$13,789,515	$3,235,965
Ginger L. Graham	150,000	$ 8,566,187	293,028	354,000	$10,487,202	$3,235,965
Keith E. Brauer	120,000	$ 6,597,575	444,860	329,000	$17,480,964	$3,168,778
R. Frederick McCoy, Jr. . . .	75,000	$ 3,551,581	105,000	318,000	$ 2,944,312	$2,420,255

(1) No stock appreciation rights were outstanding during 2000.

(2) Represents the amount by which the market price of Guidant's common stock exceeded the exercise prices of unexercised options on December 31, 2000.

Retirement Plans

Pension Plan Table

Average Annual Earnings (Highest 5 of Last 10 Years)	Estimated Annual Benefit(1)
$ 375,000	$ 177,947
525,000	251,678
675,000	325,409
825,000	399,140
975,000	472,871
1,125,000	546,602
1,275,000	620,333
1,425,000	694,064
1,575,000	767,795
1,725,000	841,526
1,875,000	915,257
2,025,000	988,988
2,175,000	1,062,719
2,325,000	1,136,450
2,475,000	1,210,181

(1) Assuming the executive officer is age 65 upon retirement, the estimated annual benefit payable to an executive officer will not vary with years of service.

Certain executive officers of Guidant participate in one or both of two defined benefit pension plans that Guidant established: the Guidant Retirement Plan (the "Retirement Plan") and the Guidant Excess Benefit Plan—Retirement (the "Excess Plan"). The Retirement Plan is a tax-qualified plan that determines benefits under a formula that takes into account a participant's years of service and average annual earnings through the date of the split-off from Lilly in September 1995. The Excess Plan is a non-qualified plan that supplements the Retirement Plan to provide a total pension benefit based on the Lilly Retirement Plan benefit formula (but without proration for years of service less than 35) and the participant's total years of service and average annual earnings with Guidant and Lilly. (This benefit is determined without regard to certain limitations applicable to tax-qualified benefits under the Internal Revenue Code.) Pension benefits earned under this formula are illustrated in the above Pension Plan Table. The enhanced benefit provided by the Excess Plan is offset by (a) any benefits payable to the participant under the Retirement Plan and the Lilly pension plans; and (b) the portion of the participant's benefits under The Guidant Employee Savings and Stock Ownership Plan ("ESSOP") and The Guidant Excess Benefit Plan—Savings ("Excess Savings Plan") attributable to Guidant's Retirement ESOP contributions.

Messrs. Dollens, Graf, Brauer and McCoy and Ms. Graham are entitled to receive retirement benefits under the Retirement Plan. Messrs. Dollens, Graf and Brauer are entitled to receive retirement benefits under the Excess Plan. Mr. Cornelius is receiving retirement benefits under the Excess Plan and under Lilly pension plans. Mr. King is receiving benefits of $36,000 per year under the Excess Plan. The Pension Plan Table sets forth a range of annual retirement benefits for graduated levels of average annual earnings (consisting of Salary and Bonus as set forth in the Summary Compensation Table on page 18) assuming retirement at age 65 with a 50% survivor income benefit. (The Excess Plan provides Messrs. Cornelius, Dollens, Graf, King and Brauer with a subsidized 100% survivor annuity.) As noted above, however, the amounts payable to the retired employee under the Excess Plan are reduced for benefits attributable to Guidant Retirement ESOP contributions to the ESSOP and the Excess Savings Plan and amounts payable under the Retirement Plan and Lilly pension plans. The amounts shown in the table are not subject to reduction for Social Security benefits.

The years of service credited to the applicable Named Executive Officers are: Mr. Cornelius, 33 years; Mr. Dollens, 28 years; Mr. Graf, 24 years; Mr. Brauer, 27 years; Mr. McCoy 19 years; and Ms. Graham, 21 years.

Change-in-Control Severance Pay Plan

Guidant has adopted a change-in-control severance pay program ("Program") covering most employees of Guidant and its subsidiaries, including Guidant's executive officers. In general, the Program would provide severance payments and benefits to eligible employees and executive officers in the event of their termination of employment under certain circumstances within fixed periods of time following a change-in-control. A "change-in-control" would occur if 20% or more of Guidant's voting stock were acquired by an entity other than Guidant, a subsidiary, or an employee benefit plan of Guidant. There are additional conditions that could result in a change-in-control event. The Program would not be subject to amendment by the Board, whether prior to or following a change-in-control, in any manner adverse to a participant without his or her prior written consent.

Under the portion of the Program covering the Named Executive Officers, each would be entitled to severance payments and benefits in the event that his or her employment is terminated following a change-in-control (i) without "cause" by Guidant; (ii) for "good reason" by the executive officer, each as defined in the Program; or (iii) for a limited period of time, for any reason by the executive officer. In such case, the executive officer would be entitled to a severance payment equal to three times his or her current annual cash compensation and bonuses. Additional benefits would include a pension supplement and full and immediate vesting of all stock options and other equity incentives. In the event that any payments made in connection with the change-in-control would be subject to the excise tax imposed under Section 4999 of the Code as a result of the aggregate compensation payments and benefits made to the individual, under the Program or otherwise, in connection with a change-in-control, Guidant is obligated to make whole the individual with respect to such excise tax.

Transaction with Executive Officer

During 2000, the Company provided a loan in the amount of $1,500,000 to Dr. John M. Capek, an executive officer of Guidant. The loan is a down payment assistance loan provided to help Dr. Capek purchase a house upon relocation from Germany to California. The loan is interest free. Dr. Capek made a payment of $500,000 in 2000. The outstanding balance of the loan is due on June 30, 2001. Additionally, Dr. Capek received a $500,000 down payment assistance loan pursuant to Guidant's corporate down payment loan program. Dr. Capek will repay the loan through his annual corporate bonus until the loan is repaid. The loan is interest free. The maximum aggregate amount of loans to Dr. Capek that were outstanding during 2000 was $2,000,000.

Management Development and Compensation Committee Report

The Management Development and Compensation Committee of Guidant (the "Committee") consists of four non-employee and independent directors. The Committee is responsible for reviewing the compensation policies and practices of Guidant, including for Guidant's executive officers, and establishing the salaries of executive officers. The Committee also administers the 1994 Stock Plan and 1998 Stock Plan covering executive officers. The current Committee members are Mr. Step (Chair), Mr. Falla, Ms. King and Dr. Novitch.

A. Executive Compensation Policy

The Committee's executive compensation policy is based on principles that guide Guidant in establishing all its compensation programs. Consistent with past practices, compensation programs for Guidant in 2000, including those for executive officers, were designed to attract, retain and motivate highly talented individuals. In addition, the programs were designed to be cost-effective and to treat all employees fairly. To that end, Guidant's compensation programs shared the following characteristics:

- Compensation of Guidant's employees, including that of executive officers, was based on the level of job responsibility, the individual's level of performance and Guidant's performance. Members of senior management had a greater portion of their pay based on Company performance than other employees.

- Compensation also reflected the value of the job in the marketplace. To retain Guidant's highly skilled work force, Guidant attempted to remain competitive with the pay of employers of a similar stature who compete with Guidant for talent.

- Compensation programs were developed and administered to foster the long-term focus required for success in a highly competitive, innovation-based industry.

The Committee believes that Guidant's executive total compensation program in 2000 reflected the fundamental principles described above and provided executives strong incentives to maximize Company performance and therefore enhance shareholder value. The program consisted of both annual and long-term elements. The Committee believes that the various components of compensation should be considered collectively in order to properly assess the appropriateness of Guidant's program to the attainment of its objectives.

In establishing Guidant's total compensation, a variety of measures of historical and projected Company performance were considered. This review included such measures as sales, net income, stock price appreciation, product market shares, sales and general administrative expenses as a percentage of net sales and total market value. This data formed the basis for the assessment of the overall performance and prospects of Guidant that underpinned the judgment used in establishing total compensation ranges. In evaluating these factors, the Committee did not assign relative weights or rankings to each factor. Rather, the Committee made a subjective determination based on a collective consideration of all such factors.

In 2000, the Committee compared Guidant's total compensation package with those of global medical device companies of comparable size and stature to Guidant (the "Guidant Peer Group"). The Committee used the data generated from the Guidant Peer Group primarily as a benchmark to ensure that Guidant's total compensation was within the broad range of comparative pay in the Guidant Peer Group. The Committee did not target a specific position in the range of comparative data for each individual or for each component of compensation. Individual amounts were established in view of the comparative data and such other factors as level of responsibility, prior experience and the subjective judgment as to individual contribution. The Committee did not assign these factors specific mathematical weights; rather, it exercised judgment and discretion in the information reviewed and the analysis considered.

In 2000, Guidant also periodically retained outside compensation and benefits consultants to provide relevant benchmark compensation data. Such independent consultants provided an additional measure of assurance that Guidant's programs are reasonable and aligned with Guidant's objectives.

The Committee believes that Guidant's overall compensation program in 2000 was appropriate and competitive and that the compensation levels of Guidant's executive officers were appropriate relative to the corporate performance and the compensation levels of persons in similar positions in the Guidant Peer Group.

B. Elements of Compensation

Annual Compensation. In 2000, annual cash compensation for Guidant's executive officers consisted of two components—base salary and a cash bonus. Individual base salary increases are determined primarily by individual performance and comparison to marketplace data. Assessment of an individual's performance includes consideration of a person's impact on financial performance, as well as judgment, creativity, effectiveness in developing subordinates and a diverse organization, and contributions to improvement in the quality of Guidant's products, services and operations. Cash bonuses are connected to economic value added milestones, which measures economic value created for shareholders. Cash bonuses in the future are at risk and determined by the attainability of EVA® targets. Economic value is created when Guidant's operating profit after-tax exceeds the cost of the capital employed in the business. Subject to certain adjustments, capital is the net investment employed in Guidant's operations which is calculated by averaging specified assets throughout the course of the year. Currently, Guidant utilizes a target weighted average after-tax cost of capital of 13½%. Therefore, the size of bonuses varies directly with the amount by which after-tax operating profit exceeds the cost of capital.

Long-Term Incentives. In 2000, stock options were utilized as a method of providing long-term incentives for many employees, including executive officers. In 2000, 7,900 employees of Guidant received a stock option award. Guidant believes that stock options emphasize the long-term focus necessary for continued success in the innovation-based medical device business. Guidant has emphasized the importance of equity ownership by employees at all levels, particularly individuals in leadership roles, including executive officers, to ensure proper focus on shareholder value.

The Committee believes that stock options are an important part of the performance-based compensation of Guidant's management, including that of its executive officers. Stock options provide a strong incentive to increase shareholder value, since stock options have value only if the stock price increases over time. Guidant's options, granted at the market price on the date of grant and with terms not to exceed 10 years, ensure that management and other employees and consultants are oriented to growth over the long term and not simply to short-term profits. In addition, the options create an incentive to remain with Guidant for the long term because they carry a vesting period and, if not exercised, are forfeited if the employee leaves Guidant before retirement. Options granted during 2000 to the executive officers of Guidant contain a vesting provision where the options vest after a three-year period. During 2000 the Committee granted employees options to purchase approximately 9,574,720 shares of Guidant's common stock at a weighted average option price of $51.77. The exercise price for all options was the fair market value on the date of grant. For grants to management level employees, the size of the grants was based on the recipient's level of responsibility and performance. The Committee also considered the size of previous option grants made to individuals and internal relativity.

Deductibility Cap on Executive Compensation. Federal tax law disallows corporate deductibility for certain compensation paid in excess of $1 million to the chief executive officer and the four other most highly paid executive officers of publicly held companies. "Performance-based compensation," as defined in the tax law, is not subject to the deductibility limitation, provided certain shareholder approval and other requirements are met. During 2000, the deductibility cap had an immaterial impact on Guidant. At the present time, it is not known whether the deductibility cap will have an impact on Guidant in 2001, although it is possible. However, Guidant believes that options and performance awards granted previously under the 1994 Plan, which were disclosed in Guidant's prospectus for its initial public offering, currently qualify for an exception to the rules governing the deductibility cap. Guidant also believes that the 1998 Stock Plan qualifies option grants for this exception and will allow the Committee to decide whether future performance award grants will qualify. The awards of restricted stock do not qualify for the exception. The Committee decided, however, to not qualify the EVA® Bonus Plan as "performance-based compensation" at this time since to do so would have limited the Committee's flexibility in the administration of the plan. The Committee believes that flexibility is important in the administration of the EVA® Bonus Plan. The anticipated future loss of deductibility, if any, is expected to be immaterial. The Committee will continue to review Guidant's executive compensation plans on a regular basis to determine what changes, if any, should be made as a result of the limitation on deductibility.

C. Compensation of the Chief Executive Officer

In 2000, the compensation of Ronald W. Dollens, President and Chief Executive Officer, consisted of the same components as for other senior executives—base salary, bonus and stock options.

In considering Mr. Dollens' 2000 total cash compensation, the Committee considered the Company's 1999 growth in sales as well as net income and earnings per share, excluding special charges. The Committee determined that an increase of $75,000 to Mr. Dollens' base salary would allow his cash compensation to be within the middle range relative to persons in similar positions in the Guidant Peer Group.

For 2000, Mr. Dollens earned $506,000 under the EVA® Bonus Plan, which was paid in early 2001. For 2000, consistent with the goal of linking a greater portion of executive officer compensation to Company performance, Mr. Dollens' total compensation program was structured such that if Guidant achieved or exceeded certain EVA® targets, the performance-based bonus would represent a higher proportion of combined salary and bonus.

In January 2000, the Committee granted Mr. Dollens options to purchase 300,000 shares of Guidant common stock at $51.25, the fair market value of Guidant common stock on the date of grant. The Committee increased the number of options granted to Mr. Dollens in 2000 from 1999 due to the Committee's decision to not make a grant of restricted stock as it did in 1999. In determining the aggregate size of the grant of options, the Committee considered a number of factors, including option grants to other executive officers in similar positions in the Guidant Peer Group, the size of the option grant relative to grants received by other Company personnel and the responsibility of Mr. Dollens for the management of Guidant. The Committee also considered various value estimations which it determined were consistent with Mr. Dollens' responsibilities to Guidant. Guidant also considered the size of previous grants of options to him. The Committee believed the size of the grants of options was sufficient to give Mr. Dollens a substantial equity position that would provide appropriate incentives to increase long-term shareholder value.

D. Adjustments for Economic Value Added Bonus

Fiscal year 2000 economic value added results were affected by a first quarter payment of $125 million made to Impulse Dynamics. As Guidant decided not to pursue the option to buy Impulse Dynamics, the amount was written-off but has been included in the asset portion of the economic value added calculation.

Submitted by the
Management Development and Compensation Committee
of the Board of Directors

Eugene L. Step, Chair

Enrique C. Falla   Susan B. King   Mark Novitch, M.D.

Performance Graph

The following performance graph compares the cumulative total shareholder return on Guidant's common stock with Standard & Poor's 500 Stock Index and Standard & Poor's Health Care (Medical Products and Supplies) Index for the period beginning on December 31, 1995 and ending on December 31, 2000. The graph is constructed on the assumption that $100 was invested on December 31, 1995 in each shares of Guidant common stock, Standard & Poor's 500 Stock Index and Standard & Poor's Health Care Index. The companies in the Standard & Poor's Health Care Index are the same companies in the Guidant Peer Group used by Guidant's Management Development and Compensation Committee to compare compensation levels for Guidant's executive officers. These companies are C.R. Bard; Bausch & Lomb; Baxter International; Becton, Dickinson; Biomet; Boston Scientific; Guidant; Medtronic and St. Jude Medical.

Comparison of Cumulative Total Return*
Among Guidant, S&P 500 Stock Index,
and S&P Health Care Index



	Base Period 1995	1996	1997	1998	1999	2000
Guidant	100	135.17	295.59	522.71	446.68	512.62
S&P 500	100	122.96	163.98	210.85	225.21	231.98
S&P Health Care	100	114.77	143.09	206.25	191.03	275.56

* Total return assumes reinvestment of dividends.

AUDIT COMMITTEE REPORT

The Audit Committee oversees Guidant's financial reporting process on behalf of the Board of Directors. Each member of Guidant's Audit Committee is an independent member of the Board of Directors as defined in the rules of the New York Stock Exchange. Guidant's management has the primary responsibility for the financial statements and the reporting process including internal controls. In fulfilling its oversight responsibilities, the committee reviewed the audited financial statements contained in the 2000 Annual Report to Shareholders with management. The review included a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of the audited financial statements with generally accepted accounting principles, their judgements as to the quality, not just the acceptability, of Guidant's accounting principles and such other matters as are required to be discussed with the Committee under generally accepted auditing standards, including the matters discussed in Statement on Auditing Standards 61. Additionally, the Committee discussed with the independent auditors the auditors' independence from management and Guidant, including the matters in the written disclosures and the letter provided by the independent auditors required by the Independence Standards Board Standards No. 1. The Committee also considered the compatibility of nonaudit services provided to Guidant by Ernst & Young LLP with the auditors' independence. Guidant paid Ernst & Young LLP the following fees for the 2000 fiscal year:

> Audit Fees: $1,045,714
> Financial Information Systems Design and Implementation Fees: $0
> All Other Fees (principally expatriate tax consulting and tax planning): $1,699,503

The Committee discussed with Guidant's internal and independent auditors the overall scope and plans for their respective audits. The Committee meets with the internal and external auditors, with and without management present, to discuss the results of their examinations, their evaluations of Guidant's internal controls, and the overall quality of Guidant's financial reporting.

In reliance on the reviews and discussions discussed above, the Committee recommended to the Board of Directors that the audited financial statements for the year ended December 31, 2000 be included in the Annual Report on Form 10-K to be filed with the Securities and Exchange Commission. The Board has approved the Committee's recommendation. The Committee and the Board also have recommended, subject to shareholder approval, the selection of Ernst & Young LLP as Guidant's independent auditors for the year 2001.

In connection with performing its duties of overseeing the financial reporting process, the Audit Committee prepared an Audit Committee Charter, which was adopted by the Board of Directors. A copy of the Audit Committee charter is included in this Proxy Statement as Appendix. B.

Submitted by the Audit Committee
of the Board of Directors

Enrique C. Falla, Chair

Maurice A. Cox, Jr.	Michael Grobstein	J. Kevin Moore	Ruedi E. Wäger, Ph.D.

OTHER MATTERS

As of the date of this Proxy Statement, the management of Guidant has no knowledge of any matters to be presented for consideration at the meeting other than those described in this Proxy Statement. If any other matters properly come before the meeting, the accompanying proxy card confers discretionary authority with respect to those matters, and the persons named in the accompanying proxy card intend to vote that proxy to the extent entitled in accordance with their best judgment. Under the rules of the Securities and Exchange Commission, the individuals named on the proxy card as proxies can use their discretionary authority to vote on shareholder proposals if the proponent of the proposal does not give Guidant sufficient notice of the proposal. The proponent must notify Guidant of the proposal at least 45 days before the date Guidant mailed the prior year's proxy materials. Additionally, the proponent must include information regarding the nature of the proposal as required by Guidant's By-Laws. Therefore, for purposes of Guidant's 2002 Annual Meeting of Shareholders, unless Guidant receives notice of the proposals by February 5, 2002, Guidant's proxies can exercise their discretionary voting authority to vote on the shareholder proposals.

If you wish to nominate a candidate for director for election by shareholders at the Annual Meeting, you must give Guidant written notice of the nomination at least 90 days prior to the date in 2002 that corresponds to the date of the Annual Meeting of Shareholders in 2001. The shareholder must forward the candidate's name and information about the candidate's qualifications to Guidant's Secretary. Guidant's By-Laws describe the information the notice must contain.

Guidant will bear all expenses in connection with solicitation of proxies. Guidant will pay brokers, nominees, fiduciaries or other custodians their reasonable expenses for sending proxy material to, and obtaining instructions from, persons for whom they hold stock of Guidant. Guidant expects to solicit proxies primarily by mail, but directors, officers and other employees of Guidant may also solicit in person, by telephone, by telegraph, or by mail.

First Chicago Trust Division of Equiserve has been retained to receive and tabulate proxies and to provide representatives to act as inspectors of election for the Annual Meeting.

By order of the Board of Directors,

Debra F. Minott

Debra F. Minott
Deputy General Counsel and Secretary

March 22, 2001

2001 GUIDANT CORPORATION
EMPLOYEE STOCK PURCHASE PLAN

1. Purpose.

The purpose of this Plan is to provide an opportunity for Employees of Guidant Corporation ("Company") and its Designated Affiliates, to purchase Common Stock of Company and thereby to have an additional incentive to enhance the value of Company and align the interests of employees with those of shareholders. It is the intention of Company that the Plan qualify as an "Employee Stock Purchase Plan" under section 423 of the Internal Revenue Code of 1986, as amended (the "Code"), although Company makes no undertaking nor representation to maintain such qualification. In addition, this Plan authorizes the grant of options and issuance of Common Stock which do not qualify under section 423 of the Code pursuant to rules, procedures or sub-plans adopted by the Committee designed to achieve desired tax or other objectives in particular locations outside the United States.

2. Definitions.

(a) *"Affiliate"* means (i) any Subsidiary and (ii) any other entity in which Company has an equity interest.

(b) *"Board"* shall mean the Board of Directors of Company.

(c) *"Code"* shall mean the Internal Revenue Code of 1986, of the U.S.A., as amended.

(d) *"Committee"* shall mean the committee appointed by the Board in accordance with Section 12 of the Plan.

(e) *"Common Stock"* shall mean the common stock of Company, no par value, or any stock into which such Common Stock may be converted.

(f) *"Company"* shall mean Guidant Corporation, an Indiana corporation.

(g) *"Designated Affiliate"* shall mean any Affiliate which has been designated by the Committee as eligible to participate in the Plan with respect to its Employees.

(h) *"Employee"* shall mean an individual classified as an employee by Company or a Designated Affiliate on the payroll records of Company or the Designated Affiliate during the relevant participation period.

(i) *"Offering Date"* shall mean the first business day of each Purchase Period.

(j) *"Fair Market Value"* shall mean the value of one share of Common Stock on the relevant date, determined as follows:

(1) If the shares are traded on an exchange (including the NASDAQ National Market System), the average of the reported high and low sales price on the relevant date (*e.g.,* the Offering Date or Purchase Date) assuming it is a trading day; otherwise on the next trading day;

(2) If the shares are traded over-the-counter with no reported closing price, the mean between the lowest bid and the highest asked prices on said System on the relevant date assuming it is a trading day; otherwise on the next trading day; and

(3) If neither (1) nor (2) applies, the fair market value as determined by the Committee in good faith. Such determination shall be conclusive and binding on all persons.

(k) *"Participant"* shall mean a participant in the Plan as described in Section 4 of the Plan.

(l) *"Pay"* shall mean an Employee's base cash salary, overtime, shift premiums, commissions and certain bonuses (excluding cost of living adjustments ("COLA") supplements, relocation supplements, tuition and other expense reimbursements, and income derived from other equity programs) paid on account of personal services rendered by the Employee to Company or a Designated Affiliate. The Committee shall have the authority to determine and approve all forms of pay (such as commissions) to be included in the definition of Pay and may change the definition on a prospective basis. For options not intended to be qualified under Code Section 423, "Pay" may vary as determined by the Board or the Committee.

(m) *"Plan"* shall mean this 2001 Guidant Corporation Employee Stock Purchase Plan.

(n) *"Purchase Date"* shall mean the last business day of each Purchase Period.

(o) *"Purchase Period"* shall mean a three-month, four-month, six-month or other period as determined by the Committee; provided, however, that in no event shall the Purchase Period be for a period of longer than twenty-seven (27) months. The first period shall commence on the Plan's first Offering Date, which shall be as soon as administratively practicable after the Effective Date, and end on the Purchase Date.

(p) *"Shareholder"* shall mean a record holder of shares entitled to vote shares of Common Stock under Company's bylaws.

(q) *"Subsidiary"* shall mean any subsidiary corporation (other than Company) in an unbroken chain of corporations beginning with Company, as described in Code section 424(f).

3. Eligibility.

Any Employee regularly employed on a full-time or part-time basis by Company or by any Designated Affiliate on an Offering Date shall be eligible to participate in the Plan with respect to the Purchase Period commencing on such Offering Date, provided that (a) the Committee may exclude part-time Employees from participation pursuant to criteria and procedures established by the Committee and (b) the Committee may establish administrative rules and may impose an eligibility period on participation of up to two years employment with Company and/or a Designated Affiliate with respect to participation on any prospective Offering Date. The Board also may determine that a designated group of highly compensated Employees are ineligible to participate in the Plan so long as the excluded category fits within the definition of "highly compensated employee" in Code section 414(q). An Employee shall be considered employed on a full-time basis unless his or her customary employment is less than 20 hours per week or five months per year. No Employee may participate in the Plan if immediately after an option is granted the Employee owns or is considered to own (within the meaning of Code section 424(d)), shares of Common Stock, including stock which the Employee may purchase by conversion of convertible securities or under outstanding options granted by Company, possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of Company or of any of its Subsidiaries. All Employees who participate in the Plan shall have the same rights and privileges under the Plan except for differences which may be mandated by local law and which are consistent with Code section 423(b)(5); provided, however, that Employees participating in a sub-plan or under special rules or procedures pursuant to Section 13 not designed to qualify under Code section 423 need not have the same rights and privileges as Employees participating in the Code section 423 Plan. The Committee may impose restrictions on eligibility and participation of Employees who are officers and directors to facilitate compliance with federal or state securities laws or foreign laws.

4. Participation and Withdrawal.

4.1 An Employee who is eligible to participate in the Plan in accordance with Section 3 may become a Participant by filing, on a date prescribed by the Committee prior to an applicable Offering Date, a completed payroll deduction authorization and Plan enrollment form provided by Company or by following an electronic or other enrollment process as prescribed by the Committee. An eligible Employee may authorize payroll deductions at the rate of any whole percentage of the Employee's Pay, not to exceed ten percent (10%) of the Employee's Pay, or such greater percentage, as specified by the Committee, as apply to a Purchase Period. In countries where payroll deductions are not feasible, the Committee may permit an Eligible Employee to participate in the Plan by an alternative means, such as by check; however, the rate of contributions may not exceed any whole percentage of the Employee's Pay up to ten percent (10%) or such greater percentage, as specified by the Committee, as apply to a Purchase Period. The Committee may provide for a separate election (of a different percentage) for a specified item or items of Pay, including profit sharing payments, if any. All payroll deductions may be held by Company and commingled with its other corporate funds unless otherwise required by local law. No interest shall be paid or credited to the Participant with respect to such payroll deductions except where required by local law as determined by the Committee. A separate bookkeeping account for each Participant shall be maintained by Company under the Plan and the amount of each Participant's payroll deductions shall be credited to such account. A Participant may not make any additional payments into such account, except as authorized by the Committee in countries where payroll deductions are not permitted. Unless otherwise specified by the Committee, payroll deductions made with respect to employees paid in currencies other than U.S. dollars shall be accumulated in local (non-U.S.) currency and converted to U.S. dollars as of the Purchase Date.

4.2 Unless otherwise determined by the Committee, a Participant may decrease or increase his or her rate of payroll deductions in accordance with procedures prescribed by the Committee. A Participant may change his or her rate of payroll deductions only, effective as soon as practicable, by filing a new payroll deduction authorization and Plan enrollment form or by following electronic or other procedures prescribed by the Committee. If a Participant has not followed such procedures to change the rate of payroll deductions, the rate of payroll deductions shall continue at the originally elected rate throughout the Purchase Period and future Purchase Periods (or any lower maximum rate then in effect).

4.3 (a) Under procedures established by the Committee, a Participant may discontinue participation in the Plan during a Purchase Period by completing and filing a new payroll deduction authorization and Plan enrollment form with Company or by following electronic or other procedures prescribed by the Committee. If a Participant has not followed such procedures to discontinue the payroll deductions, the rate of payroll deductions shall continue at the originally elected rate throughout the Purchase Period and future Purchase Periods (or any lower maximum rate then in effect).

(b) If a Participant discontinues participation during a Purchase Period, his or her accumulated payroll deductions will remain in the Plan for purchase of shares as specified in Section 6 on the following Purchase Date, but the Participant will not again participate until he or she re-enrolls in the Plan. In the event of such discontinuation, any accumulated payroll deductions credited to the Participant's account which remain in the account after the purchase of shares on the Purchase Date shall be refunded to the Participant without interest (except where required by local law). Alternatively, participants may request a cash distribution of monies accumulated but not yet distributed (without interest unless required by local law) by following such procedures, electronic or otherwise, as specified by the Committee. The Committee may establish rules limiting the frequency with which Participants may discontinue and resume payroll deductions under the Plan and may impose a waiting period on Participants wishing to resume payroll deductions following discontinuance. The Committee also may change the rules regarding discontinuance of participation or changes in participation in the Plan.

(c) In the event any Participant terminates employment with Company or any Affiliate for any reason (other than death, disability or retirement) prior to the expiration of a Purchase Period, the Participant's participation in the Plan shall terminate and all accumulated payroll deductions credited to the Participant's account shall be paid to the Participant without interest (except where required by local law) unless otherwise determined by the Committee. The Committee shall determine whether a termination of employment has occurred. The Committee also may establish rules regarding when leaves of absence or change of employment status will be considered to be a termination of employment, and the Committee may establish termination of employment procedures for this Plan which are independent of similar rules established under other benefit plans of Company and its Affiliates.

(d) In the event any Participant terminates employment with Company or any Affiliate due to the death, disability or retirement of the Participant prior to the expiration of a Purchase Period, his or her accumulated payroll deductions may remain in the Plan for purchase of shares as specified in Section 6 on the following Purchase Date unless otherwise determined by the Committee. In the event of such termination, any accumulated payroll deductions credited to the Participant's account that remain in the account after the purchase of shares on the Purchase Date shall be refunded to the Participant or the Participant's estate without interest (except where required by local law). Alternatively, the Participant or the Participant's estate may request a cash distribution of monies accumulated but not yet distributed (without interest unless required by local law) by following such procedures, electronic or otherwise, as specified by the Committee. In the event of a Participant's death and the Participant's estate so elects, any accumulated payroll deductions will be paid, without interest, to the estate or legal representative of the Participant.

5. Offering.

5.1 The maximum number of shares of Common Stock which may be issued pursuant to the Plan shall be 5,000,000 shares.

5.2 Each Purchase Period shall be determined by the Committee. Unless otherwise determined by the Committee, the Plan will operate with successive four-month Purchase Periods commencing as soon as administratively practicable after the Effective Date, although the Committee may pilot the program with a shorter initial Purchase Period. The Committee shall have the power to change the duration of future Purchase Periods, without shareholder approval, and without regard to the expectations of any Participants.

5.3 With respect to each Purchase Period, each eligible Employee who has elected to participate as provided in Section 4.1 shall be granted an option to purchase the number of shares of Common Stock which may be purchased with the payroll deductions accumulated in an account maintained on behalf of such Employee during each Purchase Period at the purchase price specified in Section 5.5 below, subject to the limitation contained in Sections 5.3 and 5.4. The Committee shall decide whether the purchase of shares will include whole shares or whole and fractional shares. Notwithstanding any other provision of the Plan to the contrary, no Employee participating in the Code section 423 Plan shall be granted an option to purchase Common Stock under the Plan and all employee stock purchase plans of Company and its Subsidiaries at a rate which exceeds US$25,000 of the Fair Market Value of such Common Stock (determined at the time such option is granted) for each calendar year in which such option is outstanding at any time. The foregoing sentence shall be interpreted so as to comply with Code section 423(b)(8).

5.4 The number of shares purchasable by a Participant in the Code section 423 Plan for a Purchase Period will be the number of shares obtained by dividing the amount collected from the Participant through payroll deductions during that Purchase Period by the purchase price in effect for such Purchase Period, subject to the following limitations:

(a) The number of shares which may be purchased by an Employee for the first Purchase Period to occur in any calendar year may not exceed the number of shares determined by dividing US$25,000 by the fair market value of a share of Common Stock on the first day of such Purchase Period.

(b) The number of shares which may be purchased by an Eligible Employee for any subsequent Purchase Period which occurs in the same calendar year (as referred to in subsection (a) above) shall not exceed the number of shares determined by performing the calculation below:

Step One: The number of shares purchased by the Employee during any previous Purchase Period in the same calendar year shall be multiplied by the fair market value of a share of Common Stock on the first day of such previous Purchase Period in which such shares were purchased.

Step Two: The amount determined in Step One shall be subtracted from US$25,000.

Step Three: The amount determined in Step Two shall be divided by the fair market value of a share of Common Stock on the first day of such subsequent Purchase Period (for which the maximum number of shares which may be purchased is being determined by this calculation) occurs. The quotient thus obtained shall be the maximum number of shares which may be purchased by any Employee for such subsequent Purchase Period.

5.5 The option price under each option shall be the lower of: (a) a percentage (not less than eighty-five percent (85%)) established by the Committee ("Designated Percentage") of the Fair Market Value of the Common Stock on the Offering Date on which an option is granted, or (b) the Designated Percentage of the Fair Market Value of the Common Stock on the Purchase Date. The Committee may change the Designated Percentage with respect to any future Purchase Period, but not below eighty-five percent (85%), and the Committee may determine with respect to any prospective Purchase Period that the option price shall be the Designated Percentage of the Fair Market Value of the Common Stock on the Purchase Date.

5.6 Any accumulated payroll deductions credited to the Participant's account which remain in the account after the purchase of the shares on the Purchase Date shall be maintained in the account and be used for the purchase of shares in the next Purchase Period, unless otherwise restricted by local law.

6. Purchase of Stock.

Upon the expiration of each Purchase Period, a Participant's option shall be exercised automatically for the purchase of that number of shares of Common Stock which the accumulated payroll deductions credited to the Participant's account at that time shall purchase at the applicable price specified in Section 5.5, subject to Sections 5.3 and 5.4. The Committee shall determine whether the purchase of shares of Common Stock will include the purchase of fractional, as well as whole, shares.

7. Payment and Delivery.

Upon the exercise of an option on each Purchase Date, Company shall deliver (by electronic or other means) to the Participant a record of the Common Stock purchased, except as specified below. The Committee may permit or require that shares be deposited directly with a broker designated by the Committee (or a broker selected by the Committee) or to a designated agent of Company, and the Committee may utilize electronic or automated methods of share transfer. The Committee may require that shares be retained with such broker or agent for a designated period of time (and may restrict dispositions during that period) and/or may establish other procedures to permit tracking of disqualifying dispositions of such shares or to restrict transfer of such shares. The Committee may require that shares purchased under the Plan shall automatically participate in a dividend reinvestment plan or program maintained by Company. Company shall retain the amount of payroll deductions used to purchase Common Stock as full payment for the Common Stock and the Common Stock shall then be fully paid and non-assessable. No Participant shall have any voting, dividend, or other shareholder rights with respect to shares subject to any option granted under the Plan until the shares subject to the option have been purchased and delivered to the Participant as provided in this Section 7.

8. Recapitalization.

8.1 If after the grant of an option, but prior to the purchase of Common Stock under the option, there is any increase or decrease in the number of outstanding shares of Common Stock because of a stock split, stock dividend, combination or recapitalization of shares subject to options, the number of shares to be purchased pursuant to an option, the share limit of Sections 5.3 and 5.4 and the maximum number of shares specified in Section 5.1 shall be proportionately increased or decreased, the terms relating to the purchase price with respect to the option shall be appropriately adjusted by the Board, and the Board shall take any further actions which, in the exercise of its discretion, may be necessary or appropriate under the circumstances.

8.2 The Board, if it so determines in the exercise of its sole discretion, also may adjust the number of shares specified in Section 5.1, as well as the price per share of Common Stock covered by each outstanding option and the maximum number of shares subject to any individual option, in the event Company effects one or more reorganizations, recapitalizations, spin-offs, split-ups, rights offerings or reductions of shares of its outstanding Common Stock.

8.3 The Board's determinations under this Section 8 shall be conclusive and binding on all parties.

9. Merger, Liquidation, Other Corporation Transactions.

9.1 In the event of the proposed liquidation or dissolution of Company, the Purchase Period then in progress will terminate immediately prior to the consummation of such proposed liquidation or dissolution, unless otherwise provided by the Board in its sole discretion, and all outstanding options shall automatically terminate and the amounts of all payroll deductions will be refunded without interest to the Participants (unless interest is required under local law).

9.2 In the event of a proposed sale of all or substantially all of the assets of Company, or the merger or consolidation of Company with or into another corporation, then in the sole discretion of the Board, (a) each option shall be assumed or an equivalent option shall be substituted by the successor corporation or parent or subsidiary of such successor corporation, (b) a date established by the Board on or before the date of consummation of such merger, consolidation or sale shall be treated as a Purchase Date, and all outstanding options shall be deemed exercisable on such date or (c) all outstanding options shall terminate and the accumulated payroll deductions shall be returned to the Participants, without interest (unless required under local law).

10. Transferability.

Options granted to Participants may not be voluntarily or involuntarily assigned, transferred, pledged, or otherwise disposed of in any way other than by will or the laws of descent and distribution, and any other attempted assignment, transfer, pledge, or other disposition shall be null and void and without effect. If a Participant in any manner attempts to transfer, assign or otherwise encumber his or her rights or interest under the Plan, other than as permitted by the Code, such act shall be treated as an election by the Participant to discontinue participation in the Plan pursuant to Section 4.3.

11. Amendment or Termination of the Plan.

11.1 The Plan shall continue until August 31, 2011, unless previously terminated in accordance with Section 11.2.

11.2 The Board or the Committee may, in its sole discretion, insofar as permitted by law, terminate or suspend the Plan, or revise or amend it in any respect whatsoever, except that, without approval of the shareholders, no such revision or amendment shall:

(a) materially increase the number of shares subject to the Plan, other than an adjustment under Section 8 of the Plan;

(b) materially modify the requirements as to eligibility for participation in the Plan, except as otherwise specified in this Plan;

(c) reduce the purchase price specified in Section 5.5, except as specified in Section 8;

(d) extend the maximum length of a Purchase Period beyond twenty-seven (27) months; or

(e) amend this Section 11.2 to defeat its purpose.

12. Administration.

The Board shall appoint a Committee which need not be comprised of Board members but which shall consist of at least two members who will serve for such period of time as the Board may specify and who may be removed by the Board at any time. The Committee will have the authority and responsibility for the day-to-day administration of the Plan, the authority and responsibility specifically provided in this Plan and any additional duties, responsibility and authority delegated to the Committee by the Board, which may include any of the functions assigned to the Board in this Plan. The Committee may delegate to one or more individuals the day-to-day administration of the Plan. The Committee shall have full power and authority to promulgate any rules and regulations which it deems necessary for the proper administration of the Plan, to interpret the provisions and supervise the administration of the Plan, to make factual determinations relevant to Plan entitlements, to adopt sub-plans applicable to specified Affiliates or locations, to designate which Affiliates will participate in the Plan, and to take all action in connection with administration of the Plan as it deems necessary or advisable, consistent with the delegation from the Board. Decisions of the Board and the Committee shall be final and binding upon all participants. Any decision reduced to writing and signed by a majority of the members of the Committee shall be fully effective as if it had been made at a meeting of the Committee duly held. Company shall pay all expenses incurred in the administration of the Plan. No Board or Committee member shall be liable for any action or determination made in good faith with respect to the Plan or any option granted thereunder.

13. Committee Rules for Foreign Jurisdictions.

13.1 The Committee may adopt rules or procedures relating to the operation and administration of the Plan to accommodate the specific requirements of local laws and procedures. Without limiting the generality of the foregoing, the Committee is specifically authorized to adopt rules and procedures regarding handling of payroll deductions, payment of interest, conversion of local currency, payroll tax, withholding procedures and handling of stock certificates which vary with local requirements.

13.2 The Committee may also adopt rules, procedures or sub-plans applicable to particular Affiliates or locations, which sub-plans may be designed to be outside the scope of Code section 423. The rules of such sub-plans may take precedence over other provisions of this Plan, with the exception of Sections 5.1 and 11.2, but unless otherwise superseded by the terms of such sub-plan, the provisions of this Plan shall govern the operation of such sub-plan.

14. Securities Laws Requirements.

Company shall not be under any obligation to issue Common Stock upon the exercise of any option unless and until Company has determined that: (a) it and the Participant have taken all actions required to register the Common Stock under the U.S. Securities Act of 1933, as amended, or to perfect an exemption from the registration requirements thereof; (b) any applicable listing requirement of any stock exchange on which the Common Stock is listed has been satisfied; and (c) all other applicable provisions of state, federal and applicable foreign law have been satisfied.

15. Governmental Regulations.

This Plan and Company's obligation to sell and deliver shares of its stock under the Plan shall be subject to the approval of any governmental authority required in connection with the Plan or the authorization, issuance, sale, or delivery of stock hereunder.

16. No Enlargement of Employee Rights.

Nothing contained in this Plan shall be deemed to give any Employee the right to be retained in the employ of Company or any Designated Affiliate or to interfere with the right of Company or Designated Affiliate to discharge any Employee at any time.

17. Governing Law.

This Plan shall be governed by Indiana law.

18. Effective Date

This Plan shall be effective as of the first offer date, September 1, 2001, subject to approval of the shareholders of Company within 12 months before or after its adoption by the Board of Directors. The preceding sentence notwithstanding, Employees who are eligible to participate in the Plan may be allowed to enroll in the Plan prior to September 1, 2001.

GUIDANT CORPORATION
AUDIT COMMITTEE CHARTER

I. Purpose:

The Audit Committee (the Committee) is a Committee of the Guidant Corporation (Guidant) Board of Directors. The Committee will assist the Board of Directors in fulfilling its oversight responsibilities by reviewing: 1) financial reports and financial information provided by Guidant to shareholders and others, 2) the system of internal controls and effectiveness of business processes, 3) compliance with laws, regulations and the Code of Business Conduct in coordination with the Compliance Committee and 4) the audit process. The Audit Committee shall encourage continuous improvement of and foster adherence to Guidant's policies, procedures and practices at all levels. The Audit Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor Guidant's financial reporting process and internal control system.

- Review and appraise the audit efforts and effectiveness of Guidant's independent public accountants and internal control review function.

- Provide an open avenue of communication among the independent public accountants, financial and senior management, the internal control function and the Board of Directors.

The Audit Committee will fulfill these responsibilities by carrying out the activities enumerated in Section IV of this Charter.

II. Composition and Term:

The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent directors, and free from any relationship that would interfere with the exercise of his or her independent judgment as a member of the Committee. All members of the Committee shall have a working familiarity with basic finance and accounting practices, and at least one member of the Committee shall have accounting or related financial management expertise. At least one member of the Committee shall serve concurrently on the Compliance Committee.

The Committee members shall be appointed from time to time by the Board. The Chair shall be designated by the Board.

III. Meetings:

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. The Chair will report to the Board of Directors following the meetings of the Committee. The Committee's key supporting staff includes the Vice President and Chief Financial Officer, independent public accountant, internal audit vice president and the Chief Accounting Officer. The Committee may ask other members of management to attend meetings and provide pertinent information as necessary.

IV. Responsibilities and Duties:

To fulfill its responsibilities and duties the Committee shall:

Internal Control and Process Effectiveness:

1. Evaluate whether management is effectively communicating and ensuring employee understanding of the importance of internal control and process effectiveness.

2. Ask management, internal audit and independent public accountants about significant risks and exposures and assess the effectiveness of management plans to minimize such risks.

3. Determine whether internal control and process improvement recommendations made by internal audit and independent public accountant teams have been appropriately implemented in a timely manner by management.

4. Encourage the global leveraging of identified leading practices.

Financial Reporting:

5. Review significant accounting and reporting issues, including recent professional and regulatory pronouncements and understand their impact on the financial statements.

6. Review the annual financial statements and management's discussion and analysis with management and the independent public accountant and determine whether they: 1) are complete and consistent with the information known to Committee members and 2) reflect appropriate accounting principles.

7. Review with General Counsel legal matters that could have a significant impact on financial statements.

8. Review with financial management, and the independent public accountant as appropriate, quarterly financial results prior to the release of earnings. The Chair of the Committee may represent the entire Committee for purposes of this review.

Ethical and Legal Compliance:

9. Either separately or together, the Committee, and the Compliance Committee, shall review compliance with applicable laws and regulations, the Guidant Code of Conduct and Customer Relationship Policies.

10. Review with General Counsel legal compliance matters including corporate securities trading policies.

Independent public accountants:

11. Review the independent public accountant's proposed audit scope, approach and related fees.

12. The Committee shall have a clear understanding with management and the independent auditors that the independent auditors are ultimately accountable to the Board and the Audit Committee as representatives of the company's shareholders. The Committee has the ultimate authority and responsibility to evaluate, and where appropriate replace the independent auditors. Annually, the Committee shall recommend to the Board the selection of the independent auditors subject to shareholder's approval.

13. The Committee shall require that the independent auditors provide written disclosures consistent with Independence Standard Board Standard No. 1. In response to those disclosures, the Committee shall discuss with the independent auditors their independence from management and the company and, if necessary, take or recommend that the Board take appropriate action. In addition, the Committee will include a representation in the company's proxy statement that it has considered whether the nonaudit services performed by the independent auditor are compatible with maintaining auditor independence.

Internal Audit:

14. Review the internal audit function including the independence and authority of its reporting obligations, its effectiveness, proposed control review plans and resources for the coming year, and the coordination of such plans with the independent public accountants.

15. Review and concur in the appointment, replacement, reassignment or dismissal of the internal audit vice president.

Other Responsibilities:

16. Review and update this Charter annually and receive approval of changes from the Board of Directors.

17. The Committee shall provide the independent public accountant, internal audit vice president and management with appropriate opportunities to meet privately with the Committee.

18. Review the security and control processes within the worldwide information systems environment.

19. Review treasury and risk management policies and controls including foreign exchange and derivative transactions, capital and debt structure, insurance programs, and business continuity plans.

20. Review the nature of operations, financial condition and internal control adequacy of newly-acquired or newly-formed entities following the closing of a material merger, acquisition, or joint venture.

21. Conduct or authorize investigations into any matters within the Committee's scope of responsibilities. The Committee shall be empowered to retain independent counsel and other professionals to assist in the conduct of any investigation.



**Request for Admittance Card
Guidant Corporation
2001 Annual Meeting of Shareholders
Monday, May 21, 2001
9:00 a.m.**

The 2001 Annual Meeting of Shareholders of Guidant Corporation will be held on Monday, May 21, 2001 at 9:00 a.m. at the Indiana Historical Society in Indianapolis, Indiana.

If you plan to attend the meeting, please complete and return the Request for Admittance Card attached below. An admittance card will be sent to you and will be required to admit you to the meeting. If you plan to attend the meeting, we encourage you to return this card by May 10, 2001, so that we can mail an admittance card to you in time for the meeting.

Request for Admittance Card

**Guidant Corporation
Annual Meeting of Shareholders
Monday, May 21, 2001, 9:00 a.m.
Indianapolis, Indiana**

Please return this card only if you plan to attend the meeting. If you do not plan to attend, you only need to vote in advance of the meeting by using one of the three voting methods available. Even if you plan to attend the meeting, we encourage you to vote in advance of the meeting. You may vote (1) by returning the enclosed proxy card; or (2) by telephone; or (3) by the Internet.

☐ I plan to attend the meeting.

Please type or print clearly:

_____

Name

_____

Street Address

_____

City   State   Zip Code

An admittance card, directions to the Indiana Historical Society in Indianapolis, Indiana, and suggested parking alternatives will be sent to all shareholders who indicate that they plan to attend the meeting. If you plan to attend, we encourage you to return this card by May 10, 2001 so that we can mail an admittance card to you in time for the meeting.

P
R
O
X
Y

GUIDANT CORPORATION
ANNUAL MEETING OF SHAREHOLDERS
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, J. M. Cornelius, J. C. Jenkins and R. W. Dollens, and each of them, as proxies of the undersigned, each with full power to act without the others and with full power of substitution, to vote all the shares of Common Stock of GUIDANT CORPORATION held in the name of the undersigned at the close of business on March 12, 2001, at the Annual Meeting of Shareholders to be held on May 21, 2001 at 9:00 a.m. (local time), and at any adjournment thereof, with all the powers the undersigned would have if personally present, as set forth on the reverse side.

This Proxy may also reflect shares held by employees or former employees of Guidant Corporation in The Guidant Employee Savings and Stock Ownership Plan ("ESSOP") or The Guidant Corporation Employee Stock Ownership Plan for Puerto Rico Affiliates ("ESOP"). With respect to those shares, if any, the undersigned hereby directs the trustee under the ESSOP or ESOP, as applicable, to vote the number of shares credited to the undersigned's account as set forth on the reverse side.

Change of Address:

_____

_____

_____

_____

(If you have written in the above space, please mark the corresponding box on the reverse side of this card.)

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

**SEE REVERSE
SIDE**

/\ FOLD AND DETACH HERE /\

GUIDANT CORPORATION
2001 Annual Meeting of Shareholders

Date: **May 21, 2001**
Time: **9:00 a.m. (Local Time)**
Place: **Indiana Historical Society**
              450 West Ohio Street
              Indianapolis, Indiana 46204

☒ **Please mark your votes as in this example.**

8229

If this Proxy is properly executed and returned, the shares represented thereby will be voted in the manner directed by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR Proposals 1, 2 and 3.

The Board of Directors recommends a vote FOR each of the following:

	FOR	WITHHELD	Nominees:		FOR	AGAINST	ABSTAIN
1. Election of Directors	☐	☐	01. K. B. Clark 02. M. A. Cox, Jr. 03. N. M. DeParle 04. R. W. Dollens 05. E. C. Falla	2. Approval of the 2001 Guidant Corporation Employee Stock Purchase Plan.	☐	☐	☐

For, except vote withheld from the following nominee(s):
_____

3. Ratification of the appointment by the Board of Directors of Ernst & Young LLP as independent auditors for 2001.   ☐   ☐   ☐

4. In their discretion, upon such other matters as may properly come before the meeting, all in accordance with the accompanying Notice and Proxy Statement.

If you would like us to change your address on our records, please check this box and indicate your new address in the space provided on the other side of this card.   ☐

If you plan to attend the meeting, please check this box and return the enclosed Request for Admittance Card.   ☐

SIGNATURE (S)_____   DATE_____

Please sign exactly as name appears hereon. Joint owners should each sign. When signing in a representative capacity, please give full title. Your signature serves as acknowledgement of receipt of the accompanying Notice and Proxy Statement.

/\ FOLD AND DETACH HERE /\

GUIDANT CORPORATION

PROXY VOTING INSTRUCTION CARD

Your vote is important. Casting your vote in one of the three ways described on this instruction card votes all common shares of Guidant Corporation that you are entitled to vote and gives voting instructions for any common shares held on your behalf in the Guidant ESSOP or ESOP.

Please consider the issues discussed in the proxy statement and cast your vote by:

[Computer]   • Accessing the World Wide Web site http://www.eproxyvote.com/gdt to vote via the Internet.

[Telephone]   • Using a touch-tone telephone to vote by phone toll free from the U.S. or Canada. Simply dial 1-877-779-8683 and follow the instructions. When you are finished voting, your vote will be confirmed and the call will end.

[Envelope]   • Completing, dating, signing and mailing the proxy card in the postage-paid envelope included with the Proxy Statement or sending it to Guidant Corporation, c/o First Chicago Trust Company of New York, P.O. Box 8574, Edison, New Jersey 08818-9440.

You can vote by phone or via the Internet anytime prior to May 21, 2001. You will need the control number printed at the top of this instruction card to vote by phone or via the Internet. If you do so, you do not need to mail in your proxy card.